Exhibit 99.1

CureVac Receives Positive Validity Decision from European Patent Office in Litigation Against BioNTech SE

•	European Patent Office largely dismisses opposition filed by BioNTech SE in April 2023 challenging validity of EP 3 708 668 B1 and maintains the patent in amended form

•	A hearing on infringement of EP 3 708 668 B1 is scheduled for July 1, 2025, before the Regional Court Düsseldorf

•	Confirming validity of patent in its amended form marks major milestone in broader patent litigation in Germany, recognizing CureVac’s pioneering mRNA innovation

TÜBINGEN, Germany/BOSTON, USA – March 27, 2025 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that the European Patent Office (EPO) has confirmed the validity of CureVac’s European patent EP 3 708 668 B1 subject to amendments to specify the scope of protection. Following today’s hearing, the opposition division largely dismissed the opposition originally filed by BioNTech SE in April 2023 challenging the patent’s validity and maintained the patent in amended form.

The ruling represents a major milestone in the ongoing patent dispute between CureVac and BioNTech in Germany, which involves a total of six intellectual property rights. Following today’s ruling, the Regional Court Düsseldorf will decide whether the patent in its amended form has been infringed. An infringement hearing is scheduled for July 1, 2025. A positive infringement decision would trigger proceedings to assess damages in the same court.

“We welcome the decision of the EPO to uphold EP 3 708 668 B1 and remain confident that the patent is infringed in its amended form. Today’s decision marks an important step on our path that we expect will lead to recognition of CureVac’s major contribution to safe and efficacious COVID-19 vaccines as the earliest pioneer in mRNA technology,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “This effort is a multi-step process in Europe and the U.S. We remain determined to have our contributions to the field of mRNA technology acknowledged and fairly compensated, and to continue making advances that expand the frontiers of mRNA-based medicines.”

EP 3 708 668 B1 describes a foundational invention of CureVac, called split poly-A tail technology, which enhances medical efficacy by improving expression of the protein encoded on an mRNA construct.

CureVac is represented in Germany by Oliver Jan Jüngst from Bird & Bird LLP and Andreas Graf von Stosch from Graf von Stosch Patentanwaltsgesellschaft and represented in the U.S. by Mark H. Izraelewicz from Marshall, Gerstein & Borun LLP and John M. Erbach from Spotts Fain, PC.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include statements regarding expectations of recognition of the company’s contributions to mRNA technology and making advances to expand mRNA-based medicines. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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